EXHIBIT 12.1

Cargill Fertilizer Businesses

Computation of Ratio of Earnings to Fixed Charges

	Years Ended May 31
	2004	2003	2002	2001	2000
Fixed Charges:
Interest Charges	29.2	41.2	42.8	46.7	39.7
Interest Portion of rental expenses	8.1	6.5	5.7	5.0	5.7
Preferred stock dividend requirements	—	—	—	—	—

Total fixed charges	37.3	47.7	48.5	51.7	45.4

Earnings:
Earnings (loss) from continuing operations of consolidated companies before income taxes	44.6	7.0	23.4	(63.5)	55.8
Distributed income of equity investees	36.9	10.8	2.4	2.0	8.4
Interest Charges	29.2	41.2	42.8	46.7	39.7
Interest portion of rental expenses	8.1	6.5	5.7	5.0	5.7
Preferred stock dividend requirements	—	—	—	—	—

Sub-total	118.8	65.5	74.3	(9.8)	109.6
Less: Preferred stock dividend requirements	—	—	—	—	—

Total earnings (loss)	118.8	65.5	74.3	(9.8)	109.6

Ratio of earnings to fixed charges(1)	3.2	1.4	1.5	(0.2)	2.4

(1)	The Company’s earnings were insufficient to cover fixed charges and preferred stock dividends by $61.5 million for the year ended May 31, 2001.